APPENDIX A:
INVESTMENT RISKS

ECONOMIC EFFECTS ON THE HOSPITALITY INDUSTRY (COVID-19)

The hospitality industry has been one of the hardest hit by the recent health crisis. While the viability of the tourism market in the region makes recovery promising, how long that will take is uncertain. As a company that places high priority on health and well-being, we intend to set an example of responsible operation within our community. In response to current restrictions on restaurants and bars (which make up a significant of our wholesale customer base), we have shifted our focus to selling directly to customers and offering local home delivery. Despite the shift in sales strategy, we saw growth in first quarter sales from 2019 to 2020 and are on track to see continued growth in second quarter of sales as well. This success makes us confident in our ability to adapt and serve our community despite the circumstances.

HIGHLY COMPETITIVE TOURISM MARKET

The tourism market in this region is saturated with a variety of lodging options ranging from backcountry tent camping to luxury resorts. The Denton Hotel intends to offer a unique experience at competitive market prices and appeal to a niche market. However, the possibility remains that competitors will identify and exploit this niche before The Denton Hotel is established. We are relying on excellent preparation, recruiting, and ingenuity to maintain this competitive edge.

LOWER SALES THAN PROJECTED

While local sales have consistently grown over the past several years, it is possible that the exponential scale of production capacity increases will surpass demand. In anticipation of this possibility we intend to leverage our ability to slowly increase batch sizes with the same brewing equipment to match product demand. The same risk exists for The Denton Hotel; however, should occupancy rates fall below the average startup rates for this region we intend to call upon network connections to boost occupancy through retreats and other programming.

OVERESTIMATED PRODUCTION

One of the most beautiful parts of brewing kombucha is the partnership between the mother cultures and the brewer. Frog Juice currently has 30 mother cultures that are all in good health and thriving as we increase batch sizes. This process also requires the utmost respect for their health and willingness to process an increased capacity and rate of fermentation. For this reason, brewing metrics will be carefully monitored to avoid any loss of the mother cultures and anticipate necessary changes to the process should the need arise.

PRODUCT QUALITY CONTROL

As production increases significantly over the next five years the possibility of encountering quality issues increases. New brewing methods are necessary to produce at projected levels and therefore must be tested for quality and efficiency. This increases the risk for product waste and returns. By anticipating this risk, we acknowledge the importance of fastidious quality control and exceptional customer service. We anticipate that 5% of annual revenues will be lost in product development and has been accounted for in the budget.

REAL ESTATE RISK

Frog Juice is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Frog Juice is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Frog Juice to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Frog Juice operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

Frog Juice is a newly established entity and has no history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Frog Juice competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Frog Juice's core business or the inability to compete successfully against the with other competitors could negatively affect Frog Juice's financial performance.

THE COMPANY MIGHT NEED MORE CAPITAL

Frog Juice might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Frog Juice is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT FROG JUICE

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Frog Juice's financial performance or ability to continue to operate. In the event Frog Juice ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Frog Juice nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Frog Juice will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Frog Juice is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Frog Juice will carry some insurance, Frog Juice may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Frog Juice could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Frog Juice's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Frog Juice's management will coincide: you both want Frog Juice to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Frog Juice to act conservative to make sure they are best equipped to repay the Note obligations, while Frog Juice might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Frog Juice to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.